MORGAN STANLEY & CO. Incorporated
1585 Broadway
New York, NY 10036
June 14, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Kevin Dougherty

Re:	Oasis Petroleum Inc. Registration Statement on Form S-1 Registration File No. 333-165212
Dear Mr. Dougherty:
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several Underwriters, wish to advise you that the Registration Statement on Form S-1 (File No. 333-165212) as filed on March 4, 2010, as amended, and the Preliminary Prospectus dated June 3, 2010, were distributed during the period June 3, 2010 through 12:00 p.m., June 14, 2010, as follows:

Registration Statement	Preliminary Prospectus
13 to 13 Underwriters	11,600	to	13	Underwriters
	0	to	0	Dealers
	1,025	to	1,025	Institutions
	22	to	22	Others
Total: 13	Total: 12,647
     The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act, we hereby join in the request of Oasis Petroleum Inc. for acceleration of the effective date of the above-referenced Registration Statement so that it becomes effective at 8:00 a.m. (Washington, D.C. time) on June 16, 2010, or as soon as possible thereafter.

Very truly yours, MORGAN STANLEY & CO. INCORPORATED UBS SECURITIES LLC As Representatives of the several Underwriters
By:	Morgan Stanley & Co. Incorporated

By:	/s/ Ken Pott
	Name:	Ken Pott
	Title:	Managing Director